                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    ----------------------------------------

     (Mark One)


        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended March 31, 1999.

                                       OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _________ to _________.

                         Commission File Number 1-12282


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORRPRO COMPANIES, INC. PROFIT SHARING PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                         Page
                                                                         ----

Report of Independent Accountants                                         3

Statement of Net Assets Available for Benefits at March 31, 1999          4

Statement of Net Assets Available for Benefits at March 31, 1998          5

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1999                                                 6

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1998                                                 7

Notes to Financial Statements                                             8

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at March 31, 1999         16

Schedule of Reportable Transactions for the Year Ended March 31, 1999     17

Consent of Independent Accountants - KPMG LLP                             18


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Plan Administrator of the Corrpro Companies, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of March 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1999 and reportable transactions for the year ended March 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Cleveland, Ohio
September 9, 1999

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND  TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) MARCH 31, 1999


                                                                                                 Participant Directed
                                                                                   -------------------------------------------------

                                                                                                         CIGNA
                                                                                   -------------------------------------------------
                                                                                   Guaranteed               Lifetime Funds
                                                                                                ------------------------------------
                                Assets                                             Income Fund       20           30           40
                                ------                                             -----------       --           --           --

Investments at Fair Value:
      Connecticut General (CIGNA)
                                Guaranteed Income Fund                             $2,906,303   $        -   $        -   $        -
                                Lifetime20 Fund                                             -      154,145            -            -
                                Lifetime30 Fund                                             -            -      382,876            -
                                Lifetime40 Fund                                             -            -            -      582,263
                                Lifetime50 Fund                                             -            -            -            -
                                Lifetime60 Fund                                             -            -            -            -
     CIGNA Separate Accounts
                                Fidelity Growth and Income Fund                             -            -            -            -
                                Vanguard Wellington Fund                                    -            -            -            -
                                Fidelity Magellan Fund                                      -            -            -            -
                                Twentieth Century Ultra Fund                                -            -            -            -
                                Warburg Pincus Emerging Growth Fund                         -            -            -            -
                                Warburg Pincus Advisor International Equity Fund            -            -            -            -
     Corrpro Companies, Inc. Common Stock                                                   -            -            -            -
     Loans to Participants                                                                  -            -            -            -
                                                                                   -------------------------------------------------

                                Total Investments                                   2,906,303      154,145      382,876      582,263


Receivables:
    Loans to participants                                                               3,093          157        1,965          270
    Participants' contributions                                                        20,560        3,690        4,130        4,555
    Employer contributions                                                              5,739          829        1,027        1,067
    Accrued interest                                                                      633           45           37          123
                                                                                   -------------------------------------------------

                                Total Receivables                                      30,025        4,721        7,159        6,015

                                                                                   -------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                                                 $2,936,328   $  158,866   $  390,035   $  588,278
                                                                                   =================================================



                                                                                                   Participant Directed
                                                                                ----------------------------------------------------

                                                                                          CIGNA
                                                                                -------------------------
                                                                                      Lifetime Funds         Fidelity     Vanguard
                                                                                -------------------------
                                Assets                                                 50           60     Growth & Inc.  Wellington
                                ------                                                 --           --     -------------  ----------

Investments at Fair Value:
      Connecticut General (CIGNA)
                                Guaranteed Income Fund                            $        -   $        -   $        -   $        -
                                Lifetime20 Fund                                            -            -            -            -
                                Lifetime30 Fund                                            -            -            -            -
                                Lifetime40 Fund                                            -            -            -            -
                                Lifetime50 Fund                                      537,788            -            -            -
                                Lifetime60 Fund                                            -      168,786            -            -
     CIGNA Separate Accounts
                                Fidelity Growth and Income Fund                            -            -    1,921,197            -
                                Vanguard Wellington Fund                                   -            -            -    1,094,654
                                Fidelity Magellan Fund                                     -            -            -            -
                                Twentieth Century Ultra Fund                               -            -            -            -
                                Warburg Pincus Emerging Growth Fund                        -            -            -            -
                                Warburg Pincus Advisor International Equity Fund           -            -            -            -
     Corrpro Companies, Inc. Common Stock                                                  -            -            -            -
     Loans to Participants                                                                 -            -            -            -
                                                                                ----------------------------------------------------

                                Total Investments                                    537,788      168,786    1,921,197    1,094,654


Receivables:
    Loans to participants                                                                111           90          882          569
    Participants' contributions                                                        3,358        1,724       26,009       11,202
    Employer contributions                                                               802          255        5,907        2,477
    Accrued interest                                                                      43           18          292          223
                                                                                ----------------------------------------------------

                                Total Receivables                                      4,314        2,087       33,090       14,471

                                                                                ----------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                                                $  542,102   $  170,873   $1,954,287   $1,109,125
                                                                                ====================================================



                                                                                                  Participant Directed
                                                                                ----------------------------------------------------



                                                                                   Fidelity    Twentieth      Warburg     Warburg

                                Assets                                             Magellan  Century Ultra  Emer. Growth Intl Equity
                                ------                                             --------  -------------  ------------ -----------

Investments at Fair Value:
      Connecticut General (CIGNA)
                                Guaranteed Income Fund                           $        -   $        -   $        -   $        -
                                Lifetime20 Fund                                           -            -            -            -
                                Lifetime30 Fund                                           -            -            -            -
                                Lifetime40 Fund                                           -            -            -            -
                                Lifetime50 Fund                                           -            -            -            -
                                Lifetime60 Fund                                           -            -            -            -
     CIGNA Separate Accounts
                                Fidelity Growth and Income Fund                           -            -            -            -
                                Vanguard Wellington Fund                                  -            -            -            -
                                Fidelity Magellan Fund                            2,099,310            -            -            -
                                Twentieth Century Ultra Fund                              -    1,977,576            -            -
                                Warburg Pincus Emerging Growth Fund                       -            -      468,689            -
                                Warburg Pincus Advisor International Equity Fund          -            -            -      231,101
     Corrpro Companies, Inc. Common Stock                                                 -            -            -            -
     Loans to Participants                                                                -            -            -            -
                                                                                ----------------------------------------------------

                                Total Investments                                 2,099,310    1,977,576      468,689      231,101


Receivables:
    Loans to participants                                                             1,122          824          400          153
    Participants' contributions                                                      22,155       21,170        8,011        3,788
    Employer contributions                                                            5,507        4,781        1,818          865
    Accrued interest                                                                    388          403          184           43
                                                                                ----------------------------------------------------

                                Total Receivables                                    29,172       27,178       10,413        4,849

                                                                                ----------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                                               $2,128,482   $2,004,754   $  479,102   $  235,950
                                                                                ====================================================


                                                                                           Participant Directed
                                                                                -----------------------------------------



                                                                                   Corrpro    Loans to

                                Assets                                              Stock    Participants        Total
                                ------                                              -----    ------------        -----

Investments at Fair Value:
      Connecticut General (CIGNA)
                                Guaranteed Income Fund                           $        -   $        -     $ 2,906,303
                                Lifetime20 Fund                                           -            -         154,145
                                Lifetime30 Fund                                           -            -         382,876
                                Lifetime40 Fund                                           -            -         582,263
                                Lifetime50 Fund                                           -            -         537,788
                                Lifetime60 Fund                                           -            -         168,786
     CIGNA Separate Accounts
                                Fidelity Growth and Income Fund                           -            -       1,921,197
                                Vanguard Wellington Fund                                  -            -       1,094,654
                                Fidelity Magellan Fund                                    -            -       2,099,310
                                Twentieth Century Ultra Fund                              -            -       1,977,576
                                Warburg Pincus Emerging Growth Fund                       -            -         468,689
                                Warburg Pincus Advisor International Equity Fund          -            -         231,101
     Corrpro Companies, Inc. Common Stock                                         2,558,883            -       2,558,883
     Loans to Participants                                                                -      443,850         443,850
                                                                                ----------------------------------------

                                Total Investments                                 2,558,883      443,850      15,527,421


Receivables:
    Loans to participants                                                               441      (10,077)              -
    Participants' contributions                                                      11,537            -         141,889
    Employer contributions                                                            2,978            -          34,052
    Accrued interest                                                                    165            -           2,597
                                                                                ----------------------------------------

                                Total Receivables                                    15,121      (10,077)        178,538

                                                                                ----------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                                               $2,574,004   $  433,773     $15,705,959
                                                                                ========================================


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND  TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) MARCH 31, 1998

                                                                                   Participant Directed
                                                             ---------------------------------------------------------------

                                                                                                CIGNA
                                                             ---------------------------------------------------------------
                                                              Guaranteed                     Lifetime Funds
                                                             ---------------------------------------------------------------
                           Assets                            Income Fund       20           30           40           50
                                                             -----------       --           --           --           --
Investments at Fair Value:
      Connecticut General (CIGNA)
           Guaranteed Income Fund                            $ 2,652,967  $      --    $      --    $      --    $      --
           Lifetime20 Fund                                          --        109,476         --           --           --
           Lifetime30 Fund                                          --           --        346,515         --           --
           Lifetime40 Fund                                          --           --           --        513,472         --
           Lifetime50 Fund                                          --           --           --           --        467,787
           Lifetime60 Fund                                          --           --           --           --           --
     CIGNA Separate Accounts
           Fidelity Growth and Income Fund                          --           --           --           --           --
           Vanguard Wellington Fund                                 --           --           --           --           --
           Fidelity Magellan Fund                                   --           --           --           --           --
           Twentieth Century Ultra Fund                             --           --           --           --           --
           Warburg Pincus Emerging Growth Fund                      --           --           --           --           --
           Warburg Pincus Advisor International Equity Fund         --           --           --           --           --
     Corrpro Companies, Inc. Common Stock                           --           --           --           --           --
      Loans to Participants                                         --           --           --           --           --
                                                             ---------------------------------------------------------------

           Total Investments                                   2,652,967      109,476      346,515      513,472      467,787


Receivables:
    Loans to participants                                          2,418          143          346          138          902
    Participants' contributions                                   24,021        2,856        4,310        9,002        4,526
    Employer contributions                                         7,002          751        1,049        1,756          934
    Rollover contributions                                        18,599          660         --           --           --
    Accrued interest                                                 555           49           68           84          194
                                                             ---------------------------------------------------------------

           Total Receivables                                      52,595        4,459        5,773       10,980        6,556

                                                             ---------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                           $ 2,705,562  $   113,935  $   352,288  $   524,452  $   474,343
                                                             ===============================================================

                                                                                  Participant Directed
                                                             -----------------------------------------------------------------

                                                                 CIGNA
                                                             --------------
                                                             Lifetime Funds Fidelity     Vanguard    Fidelity    Twentieth
                                                             --------------
                           Assets                                   60     Growth & Inc. Wellington   Magellan   Century Ultra
                                                                    --     ------------------------   --------   -------------
Investments at Fair Value:
      Connecticut General (CIGNA)
           Guaranteed Income Fund                              $      --    $      --    $      --    $      --    $      --
           Lifetime20 Fund                                            --           --           --           --           --
           Lifetime30 Fund                                            --           --           --           --           --
           Lifetime40 Fund                                            --           --           --           --           --
           Lifetime50 Fund                                            --           --           --           --           --
           Lifetime60 Fund                                         134,744         --           --           --           --
     CIGNA Separate Accounts
           Fidelity Growth and Income Fund                            --      1,391,296         --           --           --
           Vanguard Wellington Fund                                   --           --        958,653         --           --
           Fidelity Magellan Fund                                     --           --           --      1,451,341         --
           Twentieth Century Ultra Fund                               --           --           --           --      1,254,599
           Warburg Pincus Emerging Growth Fund                        --           --           --           --           --
           Warburg Pincus Advisor International Equity Fund           --           --           --           --           --
     Corrpro Companies, Inc. Common Stock                             --           --           --           --           --
      Loans to Participants                                           --           --           --           --           --
                                                             -----------------------------------------------------------------

           Total Investments                                       134,744    1,391,296      958,653    1,451,341    1,254,599


Receivables:
    Loans to participants                                               28        1,884          414        1,082          428
    Participants' contributions                                      1,734       21,653       11,253       16,469       15,999
    Employer contributions                                             251        4,620        2,464        4,023        3,415
    Rollover contributions                                            --         11,819          660         --           --
    Accrued interest                                                    18          335          213          372          208
                                                             -----------------------------------------------------------------

           Total Receivables                                         2,031       40,311       15,004       21,946       20,050

                                                             -----------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                             $   136,775  $ 1,431,607  $   973,657  $ 1,473,287  $ 1,274,649
                                                             =================================================================

                                                                          Participant Directed
                                                             -------------------------------------------------

                                                                Warburg      Warburg     Corrpro     Loans to

                           Assets                            Emer. Growth  Intl Equity    Stock    Participants     Total
                                                             ------------  -----------    -----    ------------     -----
Investments at Fair Value:
      Connecticut General (CIGNA)
           Guaranteed Income Fund                            $      --    $      --    $      --    $      --     $ 2,652,967
           Lifetime20 Fund                                          --           --           --           --         109,476
           Lifetime30 Fund                                          --           --           --           --         346,515
           Lifetime40 Fund                                          --           --           --           --         513,472
           Lifetime50 Fund                                          --           --           --           --         467,787
           Lifetime60 Fund                                          --           --           --           --         134,744
     CIGNA Separate Accounts
           Fidelity Growth and Income Fund                          --           --           --           --       1,391,296
           Vanguard Wellington Fund                                 --           --           --           --         958,653
           Fidelity Magellan Fund                                   --           --           --           --       1,451,341
           Twentieth Century Ultra Fund                             --           --           --           --       1,254,599
           Warburg Pincus Emerging Growth Fund                   514,893         --           --           --         514,893
           Warburg Pincus Advisor International Equity Fund         --        231,795         --           --         231,795
     Corrpro Companies, Inc. Common Stock                           --           --      2,979,090         --       2,979,090
      Loans to Participants                                         --           --           --        390,372       390,372
                                                             -----------------------------------------------------------------

           Total Investments                                     514,893      231,795    2,979,090      390,372    13,397,000


Receivables:
    Loans to participants                                            388          121          494       (8,786)         --
    Participants' contributions                                    7,734        5,083       14,278         --         138,918
    Employer contributions                                         1,663          962        3,278         --          32,168
    Rollover contributions                                          --           --          8,099         --          39,837
    Accrued interest                                                 111           12          169         --           2,388
                                                             -----------------------------------------------------------------

           Total Receivables                                       9,896        6,178       26,318       (8,786)      213,311

                                                             -----------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                           $   524,789  $   237,973  $ 3,005,408  $   381,586   $13,610,311
                                                             =================================================================

   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) FOR THE YEAR ENDED MARCH 31, 1999

                                                                               Participant Directed
                                                -----------------------------------------------------------------------------

                                                                                     CIGNA
                                                ----------------------------------------------------------------------------
                                                  Guaranteed                             Lifetime Funds
                                                                 ------------------------------------------------------------
                                                  Income Fund         20               30              40             50
                                                  -----------         --               --              --             --
INCREASES IN ASSETS:

Contributions:
                Participants                     $    277,950    $     43,515    $     49,461    $     60,816    $     46,472
                Employer                               83,419           9,964          12,020          14,165          10,716
                Rollover                               (3,315)            381             241             120               -

Investment Income:
                Interest                              139,446               -               -               -               -
                Interest on loans                       8,044             587             718           1,377           1,696
                Adjustments                                 -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold         14,880           6,380          14,670          33,546          29,018
                                                 ----------------------------------------------------------------------------

                Total increases                       520,424          60,827          77,110         110,024          87,902

DECREASES IN ASSETS:

Administrative expenses                                (3,705)           (904)           (441)           (569)           (210)
Distributions for withdrawals and terminations       (453,782)        (13,055)        (46,402)        (14,310)        (15,751)
Corrective Distribution                                     -               -               -               -               -
Funds for benefit payments                                  -               -               -               -               -
                                                 ----------------------------------------------------------------------------

                Total decreases                      (457,487)        (13,959)        (46,843)        (14,879)        (15,961)

TRANSFER OF ASSETS:

Loans to participants                                 (46,567)         (1,312)         (1,445)         (8,135)        (11,827)
Loan repayments                                        29,579           1,815           8,574           2,846           7,568
Loan Notes Distributed                                      -               -               -               -               -
Interfund transfers                                   184,817          (2,440)            351         (26,030)             77
                                                 ----------------------------------------------------------------------------

                Net transfers                         167,829          (1,937)          7,480         (31,319)         (4,182)



                                                 ----------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                     230,766          44,931          37,747          63,826          67,759

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year               2,705,562         113,935         352,288         524,452         474,343
                                                 ----------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                      $  2,936,328    $    158,866    $    390,035    $    588,278    $    542,102
                                                 ============================================================================

                                                                           Participant Directed
                                                ------------------------------------------------------------------------------

                                                   CIGNA
                                                -------------
                                                Lifetime Funds    Fidelity        Vanguard          Fidelity       Twentieth
                                                -------------
                                                        60       Growth & Inc.    Wellington        Magellan     Century Ultra
                                                        --       -------------    ----------        --------     -------------
INCREASES IN ASSETS:

Contributions:
                Participants                     $     20,686    $    267,835    $    133,752    $    220,711    $    221,549
                Employer                                3,040          61,141          29,777          56,601          49,586
                Rollover                                    -            (734)         12,641           9,305           3,708

Investment Income:
                Interest                                    -               -               -               -               -
                Interest on loans                         231           4,312           2,761           4,333           3,261
                Adjustments                                 -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold         11,147         260,038          41,925         413,551         405,807
                                                ------------------------------------------------------------------------------

                Total increases                        35,104         592,592         220,856         704,501         683,911

DECREASES IN ASSETS:

Administrative expenses                                   (64)           (960)           (461)           (726)           (508)
Distributions for withdrawals and terminations         (1,578)       (113,024)        (68,061)        (76,285)        (88,773)
Corrective Distribution                                     -               -               -               -               -
Funds for benefit payments                                  -               -               -            (403)           (420)
                                                ------------------------------------------------------------------------------

                Total decreases                        (1,642)       (113,984)        (68,522)        (77,414)        (89,701)

TRANSFER OF ASSETS:

Loans to participants                                    (217)        (31,538)        (12,016)        (44,276)        (25,560)
Loan repayments                                           853          22,633           9,211          13,835           7,405
Loan Notes Distributed                                      -               -               -               -               -
Interfund transfers                                         -          52,977         (14,061)         58,549         154,050
                                                ------------------------------------------------------------------------------

                Net transfers                             636          44,072         (16,866)         28,108         135,895



                                                ------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                      34,098         522,680         135,468         655,195         730,105

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year                 136,775       1,431,607         973,657       1,473,287       1,274,649
                                                ------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                      $    170,873    $  1,954,287    $  1,109,125    $  2,128,482    $  2,004,754
                                                ==============================================================================

                                                                     Participant Directed
                                                 ------------------------------------------------------------

                                                   Warburg         Warburg          Corrpro       Loans to

                                                 Emer. Growth    Intl Equity         Stock       Participants         Total
                                                 ------------    -----------         -----       ------------         -----
INCREASES IN ASSETS:

Contributions:
                Participants                     $     93,192    $     39,236    $    166,701    $          -    $  1,641,876
                Employer                               21,576           8,930          41,706               -         402,641
                Rollover                               15,474             993          13,163               -          51,977

Investment Income:
                Interest                                    -               -               -               -         139,446
                Interest on loans                       1,590             278           2,040               -          31,228
                Adjustments                                 -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold        (60,284)        (26,964)       (102,326)              -       1,041,388
                                                 ----------------------------------------------------------------------------

                Total increases                        71,548          22,473         121,284               -       3,308,556

DECREASES IN ASSETS:

Administrative expenses                                  (398)           (505)         (4,126)              -         (13,577)
Distributions for withdrawals and terminations        (36,261)        (41,669)       (204,125)              -      (1,173,076)
Corrective Distribution                                     -               -               -               -               -
Funds for benefit payments                                  -               -            (366)              -          (1,189)
                                                 ----------------------------------------------------------------------------

                Total decreases                       (36,659)        (42,174)       (208,617)              -      (1,187,842)

TRANSFER OF ASSETS:

Loans to participants                                 (11,019)         (3,588)              -         197,500               -
Loan repayments                                         6,743           1,135           8,050        (120,247)              -
Loan Notes Distributed                                      -               -               -         (25,066)        (25,066)
Interfund transfers                                   (76,300)         20,131        (352,121)              -               -
                                                 ----------------------------------------------------------------------------

                Net transfers                         (80,576)         17,678        (344,071)         52,187         (25,066)



                                                 ----------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                     (45,687)         (2,023)       (431,404)         52,187       2,095,648

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year                 524,789         237,973       3,005,408         381,586      13,610,311
                                                 ----------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                      $    479,102    $    235,950    $  2,574,004    $    433,773    $ 15,705,959
                                                 ============================================================================



   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) FOR THE YEAR ENDED MARCH 31, 1998

                                                                             Participant Directed
                                                ------------------------------------------------------------------------------

                                                                                     CIGNA
                                                ------------------------------------------------------------------------------
                                                  Guaranteed                             Lifetime Funds
                                                                 -------------------------------------------------------------
                                                  Income Fund         20              30               40              50
                                                  -----------         --              --               --              --

INCREASES IN ASSETS:

Contributions:
                Participants                     $    303,313    $     33,860    $     52,835    $     75,086    $     57,035
                Employer                               85,942           9,110          13,443          15,165          11,774
                Rollover                               48,049           3,546           1,443           1,492               -

Investment Income:
                Interest                              118,898               -               -               -               -
                Interest on loans                       7,449             301             587           1,182           2,450
                Adjustments                                 -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold        (11,045)         23,898          76,395          91,766          90,390
                                                ------------------------------------------------------------------------------

                Total increases                       552,606          70,715         144,703         184,691         161,649

DECREASES IN ASSETS:

Administrative expenses                                (2,746)           (699)           (677)           (563)           (388)
Distributions for withdrawals and terminations       (138,341)        (20,579)        (72,107)        (20,783)        (46,685)
Corrective Distribution                                     -               -               -               -               -
                                                ------------------------------------------------------------------------------

                Total decreases                      (141,087)        (21,278)        (72,784)        (21,346)        (47,073)

TRANSFER OF ASSETS:

Transferred Assets                                    949,623               -               -               -               -
Loans to participants                                 (33,250)         (9,578)         (6,798)        (16,824)        (13,080)
Loan repayments                                        31,769           1,883           3,874           3,705           9,135
Loan principal transfers from other plan                    -               -               -               -               -
Interfund transfers                                  (546,187)         (6,502)          7,668          49,869           5,841
                                                ------------------------------------------------------------------------------

                Net transfers                         401,955         (14,197)          4,744          36,750           1,896


Net Nonvested Activity                                    261               -               -               -               -
                                                ------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                     813,735          35,240          76,663         200,095         116,472

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year               1,891,827          78,695         275,625         324,357         357,871
                                                ------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                      $  2,705,562    $    113,935    $    352,288    $    524,452    $    474,343
                                                ==============================================================================

                                                                             Participant Directed
                                                -------------------------------------------------------------------------------

                                                    CIGNA
                                                -------------
                                                Lifetime Funds     Fidelity        Vanguard         Fidelity       Twentieth
                                                -------------
                                                       60        Growth & Inc.    Wellington        Magellan     Century Ultra
                                                       --        -------------    ----------        --------     -------------

INCREASES IN ASSETS:

Contributions:
                Participants                     $     15,509    $    203,268    $    108,485    $    169,383    $    164,316
                Employer                                2,702          46,293          25,044          42,651          36,422
                Rollover                                    -          35,674           3,845           4,409           3,080

Investment Income:
                Interest                                    -               -               -               -               -
                Interest on loans                         170           2,193           1,762           4,385           2,545
                Adjustments                                 -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold         21,047         350,418         207,808         411,825         355,215
                                                ------------------------------------------------------------------------------

                Total increases                        39,428         637,846         346,944         632,653         561,578

DECREASES IN ASSETS:

Administrative expenses                                   (99)           (808)           (408)           (483)           (478)
Distributions for withdrawals and terminations         (2,264)       (100,729)        (61,465)        (96,848)        (97,371)
Corrective Distribution                                     -               -               -               -               -
                                                ------------------------------------------------------------------------------

                Total decreases                        (2,363)       (101,537)        (61,873)        (97,331)        (97,849)

TRANSFER OF ASSETS:

Transferred Assets                                          -               -               -               -               -
Loans to participants                                    (278)        (40,923)        (34,458)        (13,234)        (13,920)
Loan repayments                                           323          17,697           7,931          13,591          55,063
Loan principal transfers from other plan                    -               -               -               -               -
Interfund transfers                                    (6,468)        248,009         102,402          66,300          29,858
                                                ------------------------------------------------------------------------------

                Net transfers                          (6,423)        224,783          75,875          66,657          71,001


Net Nonvested Activity                                      -               -               -               -               -
                                                ------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                      30,642         761,092         360,946         601,979         534,730

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year                 106,133         670,515         612,711         871,308         739,919
                                                ------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                      $    136,775    $  1,431,607    $    973,657    $  1,473,287    $  1,274,649
                                                ==============================================================================

                                                                     Participant Directed
                                                --------------------------------------------------------------

                                                    Warburg          Warburg         Corrpro      Loans to

                                                  Emer. Growth     Intl Equity        Stock      Participants         Total
                                                  ------------     -----------        -----      ------------         -----

INCREASES IN ASSETS:

Contributions:
                Participants                      $     74,310    $     33,053    $    155,486    $          -    $  1,445,939
                Employer                                17,190           7,526          36,380               -         349,642
                Rollover                                 8,022           7,938          26,212               -         143,710

Investment Income:
                Interest                                     -               -               -               -         118,898
                Interest on loans                        1,454             174           1,939               -          26,591
                Adjustments                                  -               -               -               -               -
Net gain/(loss) from change in market value of
      securities held and from securities sold         141,537          18,685       1,013,844               -       2,791,783
                                                  ----------------------------------------------------------------------------

                Total increases                        242,513          67,376       1,233,861               -       4,876,563

DECREASES IN ASSETS:

Administrative expenses                                   (585)           (335)         (2,626)              -         (10,895)
Distributions for withdrawals and terminations         (45,361)        (32,209)        (93,093)        (53,356)       (881,191)
Corrective Distribution                                      -               -               -               -               -
                                                  ----------------------------------------------------------------------------

                Total decreases                        (45,946)        (32,544)        (95,719)        (53,356)       (892,086)

TRANSFER OF ASSETS:

Transferred Assets                                           -               -               -               -         949,623
Loans to participants                                  (16,110)        (12,009)              -         210,462               -
Loan repayments                                          4,933           1,700           4,813        (156,417)              -
Loan principal transfers from other plan                     -               -               -          18,369          18,369
Interfund transfers                                     29,594          28,303          (8,687)              -               -
                                                  ----------------------------------------------------------------------------

                Net transfers                           18,417          17,994          (3,874)         72,414         967,992


Net Nonvested Activity                                       -               -            (261)              -               -
                                                  ----------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                      214,984          52,826       1,134,007          19,058       4,952,469

NET ASSETS - AVAILABLE FOR BENEFITS
                Beginning of the year                  309,805         185,147       1,871,401         362,528       8,657,842
                                                  ----------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                End of Year                       $    524,789    $    237,973    $  3,005,408    $    381,586    $ 13,610,311
                                                  ============================================================================

   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
-----------------------
PROFIT SHARING PLAN AND TRUST
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
-----------------------------------------

General
-------

The Corrpro Companies, Inc. Profit Sharing Plan and Trust (the "Plan") was organized and adopted on April 1, 1984 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions and Eligibility
-----------------------------

The Plan is a defined contribution plan and contains a 401(k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain Internal Revenue Code (the "Code") limitations. Employees may make elective deferral contributions on the first day of the month following the completion of 30 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. For the fiscal year 1999 and 1998, the Company matched 50% of the first 4% of the employee's contribution.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

Vesting
-------

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is vested based upon a graduated schedule such that the participant is 100% vested after six years of service or at the date of retirement, if earlier. If an employee terminates employment prior to becoming 100% vested, his unvested portion of employer contributions and interest thereon is forfeited.

Participant Direction of Investments
------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of their account balance among the following funds:

Investment options include the following:

Guaranteed CIGNA Fund

         The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Fidelity Magellan

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

20th Century Ultra Fund

         The 20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Warburg Pincus Advisor Emerging Growth Fund

         The Warburg Pincus Advisor Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Warburg Pincus Advisor International Equity Fund

         The Warburg Pincus Advisor International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Corrpro Companies, Inc. Common Stock Fund

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments . Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Allocation of Employer Contributions and Forfeitures to Participant Accounts
----------------------------------------------------------------------------

Any portion of a participant's account which is forfeited shall be held by the Trustee for one year prior to being allocated among active Plan participants. In any given year, the employer contributions and forfeitures, if any, are allocated by the Trustee at the rate which each eligible participant's compensation for the year bears to the total compensation for the Plan year.

Plan Withdrawals and Distributions
----------------------------------

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

Termination Provisions
----------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become immediately and fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments
-----------

The accompanying statements of net assets available for benefits reflect investments at their fair values as of March 31, 1999 and 1998. The Plan's trustee (CIGNA) maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The Plan has a guaranteed principal and interest contract, Guaranteed Income Fund, with CIGNA. This contract is included in the financial statements at contract value, which approximates fair value because it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.2% for 1999 and 1998.

Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the Statement of Changes in Net Assets Available for Benefits.

Plan Expenses
-------------

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statements.

NOTE 3 - TAX STATUS:
--------------------

The Internal Revenue Service determined and informed the Company by a letter dated July 31, 1995, that the Plan and related Trust are qualified under Section 401 (a) of the Code as amended by the 1986 Tax Reform Act and is, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 4 - LOANS TO PARTICIPANTS:
-------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the respective participants.

NOTE 5 - CPS PARTICIPANTS:
--------------------------

On July 16, 1997, the Company acquired 100% of the stock of Cathodic Protection Services Company ("CPS") which had adopted a similar plan. Subsequent to the acquisition, the assets comprising the balances of CPS participants were transferred to the Plan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
-------------------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of March 31, 1999 and 1998:



                                                                    1999                1998
                                                               -----------         -----------
    Net assets available for plan benefits per financial
      statements                                               $15,705,959         $13,610,311

    Amounts allocated to receivables                              (178,538)           (213,311)
                                                               -----------         -----------
    Net assets available for plan benefits per Form 5500       $15,527,421         $13,397,000
                                                               ===========         ===========


 The following is a reconciliation of income per the financial statements to the Form 5500 as of March 31, 1999 and 1998:

                                                                    1999                1998
                                                               ----------           -----------
    Income per financial statements                            $3,308,556           $4,876,563

    Add accrued receivables beginning of year                     213,311                    0

    Less accrued receivables end of year                          178,538              213,311
                                                               ----------           ----------
    Income per Form 5500                                       $3,343,329           $4,663,252
                                                               ==========           ==========

NOTE 7 - SUBSEQUENT EVENT:
--------------------------

The Company amended the Plan generally effective subsequent to year end. The amendment affects Company matching contributions and the vesting schedule. Effective April 1, 1999 the Company's matching contribution percentage will be increased from 50% to 100% on the first 3% of a participant's contribution and 50% on the next 2% of a participant's contribution of base salary. Also effective April 1, 1999, a new vesting schedule was adopted whereby current employee participants will immediately become 100% vested in matching contributions.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                   CORRPRO COMPANIES, INC.
                                                  PROFIT SHARING PLAN AND TRUST

                                               By:  Corrpro Companies, Inc., as
                                                        Plan Administrator



Date:   September 27, 1999                     By:  /s/ Neal R. Restivo
--------------------------                          ----------------------------
                                                        Neal R. Restivo
                                                    Executive Vice President and
                                                    Chief Financial Officer


                                                       CORRPRO COMPANIES, INC.
                                                    PROFIT SHARING PLAN AND TRUST

                                                      PLAN #001 EIN 34-1422570
                                      LINE 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                           MARCH 31, 1999
                                                           --------------
                                                                                                           (c)
                                        (b)                                      Description of investment including maturity date,
   (a)    Identity of issue, borrower, lessor, or similar party                  rate of interest, collateral, par or maturity value
   ---    -----------------------------------------------------                  ---------------------------------------------------
    *      CIGNA Guaranteed Income Fund                                          Guaranteed Insurance Contract, 5.2% interest rate
    *      CIGNA Lifetime20 Fund                                                                     Mutual Fund
    *      CIGNA Lifetime30 Fund                                                                     Mutual Fund
    *      CIGNA Lifetime40 Fund                                                                     Mutual Fund
    *      CIGNA Lifetime50 Fund                                                                     Mutual Fund
    *      CIGNA Lifetime60 Fund                                                                     Mutual Fund
    *      Fidelity Growth and Income Fund                                                           Mutual Fund
    *      Vanguard Wellington Fund                                                                  Mutual Fund
    *      Fidelity Magellan Fund                                                                    Mutual Fund
    *      Twentieth Century Ultra Fund                                                              Mutual Fund
    *      Warburg Pincus Emerging Growth Fund                                                       Mutual Fund
    *      Warburg Pincus Advisor International Equity Fund                                          Mutual Fund
    *      Corrpro Companies, Inc. Common Stock                                                      Common Stock
    *      Participants                                                          Participants loans with various rates of interest
                                                                                 from  7.00%  to 9.50%  and various maturity dates


*          Party in Interest
** Cost of Participants loans are $0 as indicated in the instructions to Form 5000, Line 27a



                                        (b)                                                 (d)                (e)
   (a)    Identity of issue, borrower, lessor, or similar party                             Cost          Current Value
   ---    -----------------------------------------------------                             ----          -------------
    *      CIGNA Guaranteed  Income Fund                                                 $ 2,906,303       $ 2,906,303
    *      CIGNA Lifetime20 Fund                                                             129,646           154,145
    *      CIGNA Lifetime30 Fund                                                             300,834           382,876
    *      CIGNA Lifetime40 Fund                                                             466,071           582,263
    *      CIGNA Lifetime50 Fund                                                             426,931           537,788
    *      CIGNA Lifetime60 Fund                                                             138,360           168,786
    *      Fidelity Growth and Income Fund                                                 1,340,470         1,921,197
    *      Vanguard Wellington Fund                                                          846,985         1,094,654
    *      Fidelity Magellan Fund                                                          1,326,327         2,099,310
    *      Twentieth Century Ultra Fund                                                    1,257,486         1,977,576
    *      Warburg Pincus Emerging Growth Fund                                               413,808           468,689
    *      Warburg Pincus Advisor International Equity Fund                                  228,774           231,101
    *      Corrpro Companies, Inc. Common Stock                                            1,347,236         2,558,883
    *      Participants
                                                                                           **                  443,850


*          Party in Interest
** Cost of Participants loans are $0 as indicated in the instructions to Form 5000, Line 27a

                  See accompanying Independent Auditors Report

                            CORRPRO COMPANIES, INC.
                         PROFIT SHARING PLAN AND TRUST

                            PLAN #001 EIN 34-1422570
SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE
                        CURRENT VALUE OF PLAN ASSETS
                  LINE 27d SCHEDULE OF REPORTABLE TRANSACTIONS

                           YEAR ENDED MARCH 31, 1999

(Category (iii) - A Series of Transactions Involving Securities of the Same Issue that, when Aggregated Exceed 5% of the Current Value of Plan Assets as of the Beginning of the Plan Year)



                                                                                       (c)                (d)
          (a)                                         (b)                         Total Dollar        Total Dollar         (e)
      Identity of                                 Description                       Value of            Value of          Lease
     Party Involved                                 of Asset                        Purchases            Sales           Rental
     --------------                                 --------                        ---------            -----           ------

Corrpro Companies, Inc.                  Common Stock                               $ 256,741           $ 572,543          $ -
                                         71,021 purchases, 47,148 sales

Connecticut General Life                 Fidelity G&I Account                         525,414             289,466            -
                                         9,062 purchases, 5,214 sales

Connecticut General Life                 Guaranteed Income Fund                       768,714             654,824            -
                                         34 purchases, 116 sales



                                                                                       (h)
                                                (f)                                  Current            (i)
          (a)                                Expenses               (g)          Value of Asset         Net
      Identity of                            Incurred             Cost of        on Transaction       Gain or
     Party Involved                      With Transaction          Asset              Date             (Loss)
     --------------                      ----------------          -----              ----             ------

Corrpro Companies, Inc.                         $ -               $ 282,543         $ 572,543         $ 290,000


Connecticut General Life                          -                 212,247           289,466            77,219


Connecticut General Life                          -                 654,824           654,824               -

                  See accompanying Independent Auditors Report

                          INDEPENDENT AUDITORS CONSENT
                          ----------------------------


To the Board of Directors
Corrpro Companies, Inc.

We consent to incorporation by reference in the Registration Statement (No. 33-74814) on Form S-8 of Corrpro Companies, Inc. pertaining to the Profit Sharing Plan and Trust of Corrpro Companies, Inc. of our report dated September 9, 1999, with respect to the financial statements and schedules of the Corrpro Companies, Inc. Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended March 31, 1999.

KPMG LLP
Cleveland, Ohio
September 27, 1999